	Lundin Mining Corporation	Lundin Mining AB
	Suite 2101	Hovslagargatan 5
	885 West Georgia Street	111 48 Stockholm
	Vancouver, BC V6C 3E8	Sweden
	Canada	Tel. +46-8-545 074 70
Lundin Mining Corporation	Tel. +1- 604- 689- 7842
www.lundinmining.com

NEWS RELASE

Lundin Mining 2006 Fourth Quarter and Year-end results

February 22, 2007
(all amounts are in US Dollars unless otherwise stated)

Financial Summary

	Three months	Three months	Twelve	Twelve
	ended	ended	months ended	months ended
Millions of US$, except per share data	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Sales	236.1	63.8	539.7	192.1
EBITDA (i)	112.9	27.5	291.2	75.4
EBITDA, excl. one-off items (i),(ii)	151.5	27.5	329.8	75.4
Net income	63.6	14.2	152.9	30.0
Basic earnings per share (iii)	0.28	0.12	1.02	0.26
Diluted earnings per share (iii)	0.27	0.12	1.01	0.26
Cash provided by operating activities	110.7	33.2	247.2	66.7

(i)     Non GAAP measure

(ii)     As a consequence of the merger between Lundin Mining and EuroZinc Mining, the Neves-Corvo mine concentrate inventory as of October 31, 2006 was recorded at fair value resulting in a non recurring item of $38.6 million recorded as cost of sales in November and December 2006.

(iii)    All figures related to shares and per share data are calculated as if the three-for-one stock split effective February 8, 2007 occurred at the beginning of the first period presented.

Company Comments

Colin K. Benner, Vice Chairman and CEO of the Company said, "Lundin Mining had an extraordinary year in 2006 having had a successful merger with EuroZinc Mining, excellent results in mine development, and good progress in the ongoing efforts to improve performance at our operations. At the end of the year we have three major zinc projects underway; Ozernoe, Aljustrel and Neves-Corvo and we are actively seeking other opportunities in the base metal industry and were doing so throughout 2006. The financial results, excluding non-cash one-off items related to the merger, were the highest recorded in the history of the Company and the cash generated will provide for future growth and value creation for the Company’s shareholders. We plan to continue with our strategy of aggressive growth and the adding of quality long life reserves to our present asset base."

Highlights

  Consolidated base metal producer EuroZinc Mining Corporation into Lundin Mining Corporation as of November 1, 2006. The main assets of EuroZinc Mining consisted of the Portuguese copper-zinc mine, Neves-Corvo, the Aljustrel project, a zinc-lead-silver mine which will be re-opened in 2007 and significant exploration properties in Portugal. Due to merger accounting rules the inventory at the Neves-Corvo mine was valued at fair value as of October 31, 2006. As a result, a non-recurring, non-cash item of $38.6 million has been recorded as a cost of sales in November and December 2006.

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  Finalized the acquisition of a 49% interest in the Ozernoe zinc project in the Republic of Buryatia, Russia. The planning and work to construct an open pit zinc-lead-silver mine has begun and the preliminary estimate on mine production is for a 2009 startup.

  A 10% holding was acquired in the Canadian exploration company Mantle Resources Inc., the main asset of which is the Akie zinc-lead deposit in British Columbia, Canada.

  A 14% holding was acquired in Sanu Resources Ltd. which holds promising exploration properties in Eritrea, Burkina Faso and in Morocco.

  Achieved design levels for zinc production at Neves-Corvo in December 2006 just five months from the commissioning date. This was substantially ahead of the typical industry ramp-up time for similar base metals process plants.

Selected Financial Information
Thousands of USD

	Three months	Three months	Twelve months	Twelve months
	ended	ended	ended	ended
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Sales	$236,072	63,820	539,729	192,073
Cost of sales	$(109,382)	(30,309)	(219,088)	(98,710)
Accretion of asset retirement obligations	$(1,284)	-	(1,284)	-
Exploration expenses	$(4,505)	(2,606)	(9,857)	(7,146)
Administration and other income (expenses)	$(8,011)	(3,356)	(18,319)	(10,864)
EBITDA (i)	$112,890	27,549	291,181	75,353

Depreciation of property, plant and equipment	$(16,094)	(6,031)	(30,877)	(20,267)
Amortization of mining rights	$(16,842)	(9,656)	(44,114)	(31,732)
EBIT (i)	$79,954	11,862	216,190	23,354

Result on derivatives (ii)	$15,284	(2,095)	420	(2,095)
Net interest and other financial items	$(11,148)	10,096	(11,336)	22,806
EBT (i)	$84,090	19,863	205,274	44,065

Tax and non-controlling interest	$(20,500)	(5,642)	(52,325)	(14,102)
Net income for the period	$63,590	14,221	152,949	29,963

Operating Cash Flow	$110,721	33,197	247,221	66,665
Capital Expenditures	$(131,569)	(8,763)	(151,349)	(17,957)

(i)     Non GAAP measures
(ii)    Includes realized and unrealized result on derivatives

Key Financial Data*
	Three months	Three months	Twelve months	Twelve months
	ended	ended	ended	ended
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Shareholders’ equity/share, USD**	$7.48	2.00	7.48	2.00
Basic earnings/share, USD	$0.28	0.12	1.02	0.26
Diluted earnings/share, USD	$0.27	0.12	1.01	0.26
Dividends	Nil	Nil	Nil	Nil

Basic weighted average number of shares outstanding	229,890,861	121,886,583	149,439,546	115,249,458
Diluted weighted average number of shares outstanding	231,724,899	122,175,768	151,152,105	115,975,563

Number of shares outstanding at period end	284,800,065	122,081,493	284,800,065	122,081,493

* All figures related to shares and per share data are calculated as if the three-for-one stock split effective February 8, 2007 occurred at the beginning of the first period presented.

** Shareholders’ equity/share is defined as shareholders’ equity divided by total number of shares outstanding at period end.

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MANAGEMENT’ S COMMENTS ON RESULTS OF OPERATIONS AND FINANCIAL CONDITION
(all amounts in US Dollars unless otherwise stated)

Three months ended December 31, 2006

The following are Management’s comments on the financial and operating results for the three months, ended December 31, 2006 and is dated February 21, 2007.

Recent Events

Lundin Mining and EuroZinc Mining finalized merger

On August 21 2006, Lundin Mining and EuroZinc Mining announced that the two companies had entered into an agreement to merge through a Plan of Arrangement. Following approvals at Special Shareholders’ Meetings held by each of the companies on October 19, 2006, and court approval on October 24, 2006, the transaction closed on October 31, 2006. As of November 1, 2006 EuroZinc Mining was amalgamated into Lundin Mining and on the same date Lundin Mining listed on the American Stock Exchange ("AMEX" symbol LMC) in addition to the Toronto Stock Exchange ("TSX" symbol LUN) and the Stockholm Stock Exchange ("SSE" symbol LUMI).

Lundin Mining now operates two mines in Sweden and a mine in each of Portugal and Ireland. In September 2007, a fifth mine is planned to start production in Portugal. Production for 2006, on a combined basis, amounted to 89,218 tonnes of copper metal contained in concentrate, 171,293 tonnes of zinc metal contained in concentrate, 45,106 tonnes of lead metal contained in concentrate and 2,538,225 ounces of silver contained in concentrate. The Company has approximately 1,500 employees following the merger.

For further information regarding the merger between Lundin Mining and EuroZinc Mining, see the October 31, 2006 news release issued by the Company.

Finalized acquisition of 49% interest in the Ozernoe zinc/lead project

The acquisition of a 49% interest in the Ozernoe project, a major zinc/lead deposit located in the Republic of Buryatia in the Russian Federation, was finalized in November 2006. Lundin Mining’s consideration for its 49% interest was $125 million.

A joint venture company was formed which is held 49% by Lundin Mining and 51% by IFC Metropol ("Metropol"). The activities of the joint venture company are governed by a Shareholders’ Agreement. Lundin Mining’s $125 million consideration comprised of $2 million, paid to secure negotiation exclusivity on the project, and $113 million paid upon closing of the transaction, of which $10 million is for costs incurred after signing the Letter of Intent in May, 2006 for a bankable feasibility study. The remaining $10 million is payable after the project has gone into commercial production. The final purchase price is subject to an adjustment based on recoverable zinc metal from the JORC Code resources that are confirmed in the bankable feasibility study.

Lundin Mining has overall management responsibility for the project, including development, construction and operation of the mine once completed. The preliminary capital expenditure for the project is $400 million, as estimated in the pre-feasibility study. Lundin Mining is also responsible for arranging project financing in an amount equal to 60% of the cash required to put the project into commercial production, with the remaining 40% injected as equity by Lundin Mining and Metropol on a pro-rata basis.

For further information regarding the acquisition of Ozernoe, see the November 17, 2006 news release issued by the Company.

Investment in Mantle Resources

In November 2006, Lundin Mining entered into a financing arrangement with Mantle Resources Inc., a publicly traded mining company listed on the TSX Venture Exchange (TSX.V : MTS), pursuant to which Lundin Mining subscribed for 3,685,000 units of Mantle by way of a non-brokered private placement at a price of C$0.78 per unit for an investment of C$2,874,300. Each unit consisted of one common share of Mantle and one common share purchase warrant. Each warrant is exercisable into one additional common share of Mantle at a price of C$0.78 for a period of two years from the closing of the private placement. Lundin Mining held just under 10% of the common shares of Mantle on December 31, 2006. The securities are subject to a four-month hold period from the date of closing.

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Mantle is exploring the Akie zinc-lead property in northeastern British Columbia, Canada which comprises mineral claims of some 5,400 hectares, approximately 20 km to the southeast of the Cirque deposit (owned by Teck Cominco/Korea Zinc), with an historical resource estimate in excess of 40 million tonnes grading 7.8% zinc, 2.2% lead and 48 grams of silver per tonne. Pursuant to an option agreement with Ecstall Mining Corporation, a public junior exploration company, Mantle is earning a 65% interest in the Akie property. On February 12, 2007 Mantle reported that it had acquired control of Ecstall Mining Corporation. Mantle also recently acquired a 100% interest in certain mineral claims located in the Mt. Alcock area of northeastern British Columbia.

For further information regarding the investment in Mantle Resources Ltd., see the November 24, 2006 news release issued by the Company.

Subsequent Events

Serious accident at the Galmoy mine

It is with great regret that the Company has to report a fatality which occurred at the Galmoy mine. The deceased fell from a platform at the underground crusher and sustained head injuries. He passed away on February 18th, 2007. Management, in conjunction with the Irish Health and Safety Authorities, will thoroughly investigate the accident. Operations at the Galmoy mine will be at a stand-still until after the funeral.

Announcement of management changes

Effective March 31, 2007 Mr. Colin K. Benner, Vice Chairman and Chief Executive Officer of Lundin Mining will be stepping down as Chief Executive Officer, remaining as Vice-Chairman and a Director of the Company. Mr. Karl-Axel Waplan, currently President and Chief Operating Officer of the Company, will remain as President and replace Mr. Benner as Chief Executive Officer. In addition, Mr. João Carrêlo, presently Executive Vice President and Chief Operating Officer of Spain and Portugal Operations will take on the role of Chief Operating Officer of Lundin Mining.

On February 9, 2007 Lundin Mining announced the appointment of Mikael Schauman to the position of Vice President Marketing effective immediately. Mr. Schauman will be based in Stockholm and report directly to the Chief Executive Officer of the Company.

Acquisition of 4 million units of Sanu Resources Ltd.

In January 2007 Lundin Mining completed the acquisition of 4,000,000 units of Sanu Resources Ltd. ("Sanu") at a price of C$0.65 per unit for a total investment of C$2.6 million. Each unit comprises one common share and one non-transferable common share purchase warrant, exercisable into one common share of Sanu at a price of C$0.90 per share over a period of 2 years. As a result of the acquisition, the Company owned approximately 14% of the issued and outstanding common shares of Sanu as at January 30, 2007 before giving effect to any shares that may be acquired by the Company on exercise of the share purchase warrants.

Sanu is a publicly-traded mining company listed on the TSX Venture Exchange (TSX.V: SNU).

For further information regarding the investment in Sanu Resources Ltd., see the January 30, 2007 news release issued by the Company.

Negotiations with the unions at Galmoy

On January 12, 2007 the Company reported on the status of negotiations between management of the Galmoy mine and the unions representing its employees. Delays in the negotiations, which have been ongoing since June 2006, resulted in employees at the mine becoming distracted by the process and production was negatively impacted. On February 7, 2007 the Company reported that the production at Galmoy had returned to normal levels. The Company expects that negotiations, led by the Irish Labour Relations Commission, will resume shortly.

Stock split

On February 8, 2007 a stock split of three-for-one, was implemented. The stock split was approved by the shareholders of the Company at a special meeting of the shareholders held on October 19, 2006 and subsequently approved by the Board of Directors on December 14, 2006. Management believes there has been limited liquidity in the common shares of the Company and that the subdivision will create a larger public float and hence greater liquidity. Upon completion of the split, the Company had approximately 285 million shares outstanding.

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Summary of Operations

Metal produced*

		Three months ended	Three months ended	Twelve months	Twelve months
		Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Zinc (tonnes)	Neves-Corvo	4,486	-	7,505	-
	Zinkgruvan	19,750	16,549	75,909	69,981
	Storliden	5,728	7,259	27,824	32,024
	Galmoy	13,473	21,211	60,055	74,321
	Total	43,437	45,019	171,293	176,326

Copper (tonnes)	Neves-Corvo	18,625	22,309	78,576	88,354
	Storliden	2,153	2,835	10,642	10,839
	Total	20,778	25,144	89,218	99,193

Lead (tonnes)	Zinkgruvan	8,653	8,496	31,850	36,674
	Galmoy	2,798	4,554	13,256	17,284
	Total	11,451	13,050	45,106	53,958

Silver (ounces)	Neves-Corvo	155,895	184,503	645,521	764,828
	Zinkgruvan	475,751	486,042	1,760,907	1,866,061
	Galmoy	16,918	54,030	131,572	203,292
	Total	648,564	724,575	2,538,000	2,834,181

*100% of the production at Neves-Corvo and Galmoy is included for 2005 and 2006. This does not, however, represent Lundin Mining’s actual ownership during these periods. EuroZinc Mining (owner of Neves-Corvo) completed a merger with Lundin Mining in October 2006 and ARCON (owner of Galmoy) was aquired by Lundin Mining in April 2005.

Metal sold*
		Three months ended	Three months ended	Twelve months	Twelve months
		Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Zinc (tonnes)	Neves-Corvo	4,285	-	6,063	-
	Zinkgruvan	19,139	15,567	78,716	66,490
	Storliden	5,737	7,259	27,824	32,012
	Galmoy	14,258	21,668	59,197	73,057
	Total	43,419	44,494	171,800	171,559

Copper (tonnes)	Neves-Corvo	21,235	21,822	79,249	92,409
	Storliden	2,153	2,835	10,642	10,851
	Total	23,388	24,657	89,891	103,260

Lead (tonnes)	Zinkgruvan	5,811	7,470	29,438	35,654
	Galmoy	2,673	2,987	14,042	15,063
	Total	8,484	10,457	43,480	50,717

Silver (ounces)	Neves-Corvo	114,641	114,474	412,784	508,273
	Zinkgruvan	328,249	428,848	1,629,133	1,814,166
	Galmoy	13,735	31,759	155,633	186,673
	Total	456,625	575,081	2,197,550	2,509,112

*100% of the sold metal at Neves-Corvo and Galmoy is included for 2005 and 2006. This does not, however, represent Lundin Mining’s actual ownership during these periods. EuroZinc Mining (owner of Neves-Corvo) completed a merger with Lundin Mining in October 2006 and ARCON (owner of Galmoy) was aquired by Lundin Mining in April 2005.

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Selected quarterly information

Three months ended	Dec-06	Sep-06	Jun-06	Mar-06	Dec-05	Sep-05	Jun-05	Mar-05
								(ii)
Sales US($’000)	236,072	98,941	112,918	91,798	63,820	48,683	43,537	36,033
Net income (US$’000)	63,590	30,737	37,161	21,461	14,221	9,637	3,170	2,935
Net income
per share, basic (US$) (i)	0.28	0.25	0.30	0.18	0.12	0.08	0.03	0.03
Net income
per share, diluted (US$) (i)	0.27	0.25	0.30	0.17	0.12	0.08	0.03	0.03

(i)     The net income per share (basic and diluted) is determined separately for each quarter. Consequently, the sum of the quarterly amounts may differ from the year to date amount disclosed in the unaudited interim consolidated financial statements as a result of using different weighted average numbers of shares outstanding. All figures related to shares and per share data are calculated as if the three-for-one stock split effective February 8, 2007 occurred at the beginning of the first period presented.

(ii)     Restated for the change in the reporting currency of the Company.

Results of Operations

Sales

The increase in total sales for the fourth quarter of 2006, as compared with the fourth quarter of 2005, was due primarily to the merger of Eurozinc Mining and Lundin Mining. The merger was completed on October 31, 2006 and EuroZinc Mining was consolidated as of November 1, 2006. Significantly higher metal prices also positively impacted sales throughout 2006 as compared with 2005.

Cost of Sales

The overall increase in cost of sales was due primarily to increased sales resulting from the merger with EuroZinc Mining as of November 1, 2006. The cost of sales at Galmoy increased by approximately $1.9 million, during the fourth quarter of 2006 as compared with the third quarter of 2006, and was a result of greater tonnes of ore production, provisions for reduction of staff and the impact of the new labour agreement. The cost of sales at Zinkgruvan during the fourth quarter, compared with the third quarter, were essentially the same. The increased production at Zinkgruvan during the quarter was offset by a temporary build up of concentrate inventory. Due to accounting rules, the inventory at Neves-Corvo was valued at fair value as of October 31, 2006 and as a result, a non-recurring item of $38.6 million has been recorded as cost of sales in November and December 2006.

Selling and General and Administrative costs

The Selling and General and Administrative costs increased during the fourth quarter of 2006, as compared to the third quarter 2006 and fourth quarter 2005. This increase was primarily due to the merger between EuroZinc Mining and Lundin Mining. The Company’s head office is in Vancouver, Canada and an operational head office is in Stockholm, Sweden.

General Exploration

Exploration costs increased by approximately $2.8 million during the fourth quarter 2006, as compared with the third quarter 2006 and was due to the adding of EuroZinc Mining’s costs and higher activity.

Results on Derivative Contracts

All the derivative contracts held by the Company are accounted for on a mark-to-market basis and the changes in fair value of the contracts are recognized in the statements of operations. Due to the decreased price of copper during the fourth quarter 2006 an accounting gain of $15.3 million was recorded in the quarter. The net result for the metal hedges during 2006 was a gain of $0.4 million.

Net Income

The increase in net income for the fourth quarter of 2006, as compared with the fourth quarter of 2005, was due to the inclusion of EuroZinc Mining and significantly higher metal prices.

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Neves-Corvo Mine
	Three months ended		Twelve months ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(100% OF PRODUCTION)	2006	2005	2006	2005
Ore milled (tonnes)	545,535	508,059	2,094,527	2,056,081
Grades per tonne
Copper (%)	4.5	5.0	4.6	5.0
Zinc (%)	8.9	-	8.4	-
Recoveries
Copper (%)	87	88	88	88
Zinc (%)	70	-	60	-
Production (metal contained)
Copper (tonnes)	18,625	22,309	78,576	89,483
Zinc (tonnes)	4,486	-	7,505	-
Silver (oz)	155,895	184,503	645,521	764,828
Sales	$130,897	$97,542	$509,697	$314,934
Copper Cash Production Cost,
(US$/payable pound of copper)*	0.69	0.73**	0.78	0.75**
* Copper Cash Production Cost is the sum of direct costs, indirect cash costs and by-product credits. ** From EuroZinc Annual Report 2005

Ownership

Lundin Mining and EuroZinc Mining (owner of the Neves-Corvo mine), completed a merger as of October 31, 2006. EuroZinc was consolidated into the financial statements of Lundin Mining effective November 1, 2006.

In order to provide comparable data, production figures and financial data are presented in the table above for all periods, including those periods that ended prior to the date the Company acquired the Neves-Corvo mine.

Production

A total of 545,535 tonnes of ore were milled in the fourth quarter of 2006, which equates to a 7% increase in tonnage as compared with the comparable period in 2005. Ore hoisted increased by 13% compared with the fourth quarter of 2005. The increased output was directly attributable to improved performance in mine development and production preparation work, and to the addition of zinc ore production in 2006. Copper production for the quarter was 17% below the comparable period in 2005 due to a planned drop in the head grade. The cutoff grade for mining operations was reduced with the higher copper price to ensure maximum exploitation of the resources and to extend the mine life. The head grade for the fourth quarter of 2006 was 4.5% copper per tonne as compared with 5.0% copper per tonne in the fourth quarter of 2005. The concentrate grade was consistent, quarter over quarter, at 24.6% copper per tonne. The copper recovery was 87% for the fourth quarter of 2006 as compared with 88% in the comparable period in 2005.

The cash production costs in the fourth quarter of 2006 decreased by $0.04/pound of payable copper as compared with the same period in 2005. The decrease in cash costs was primarily due to the by-product credits from the zinc production at the mine. This reduction in cash costs is expected to increase with the improved performance of the zinc plant and the increasing output of product.

Zinc production at the Neves-Corvo mine began in July of 2006 slightly earlier than planned and the zinc plant reached consistent performance at designed recovery and concentrate grade levels for the month of December.

The physical analysis work on the paste tailings deposition program was completed and the final reports are to be submitted to the government authorities in March 2007. This method would ensure tailings storage capacity beyond the end of mine life, which is currently estimated to be 2022.

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Drilling crews completed approximately 13,600 metres of a definition-drilling program on the Western Edge of the Neves deposit and the Lombador deposit. The drill results led to the initiation of the engineering study with the view to significantly increasing the zinc output at the mine.

The company initiated two value enhancement campaigns aimed at improving labor productivity and optimizing capital productivity. EuroZinc’s subsidiary Somincor, owner of Neves-Corvo, was elected "Best Company of the Year" by the Diario de Noticias national daily newspaper in Portugal. This award system recognizes operational excellence on the basis of an evaluation consisting of four quantitative aspects and five performance indicators.

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Zinkgruvan Mine
	Three months ended		Twelve months ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(100% OF PRODUCTION)	2006	2005	2006	2005
Ore milled (tonnes)	225,367	200,149	787,003	803,883
Grades per tonne
Zinc (%)	9.3	9.0	10.3	9.4
Lead (%)	4.3	4.8	4.6	5.1
Silver (g/t)	88	100	93	95
Recoveries
Zinc (%)	94	92	94	93
Lead (%)	90	88	88	89
Silver (%)	75	76	75	76
Production (metal contained)
Zinc (tonnes)	19,750	16,549	75,909	69,981
Lead (tonnes)	8,653	8,496	31,850	36,674
Silver (oz)	475,751	486,042	1,760,907	1,866,061
Sales	$61,262	$23,459	$197,015	$85,683
Zinc Cash Production Cost,
(US$/payable pound of zinc)*	0.63	0.33	0.54	0.27
* Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by-product credits.

Production

Throughput in the mill for the fourth quarter of 2006 exceeded the fourth quarter of 2005 by 25,218 tonnes or 12.6%. Production performance in the mine during the quarter was at a higher level than the fourth quarter of 2005 with a 23% increase in ore hoisted.

The lower tonnes of ore milled in 2006, as compared with 2005, has been offset by higher zinc grades and recoveries and, as a result, the total production of zinc metal contained in concentrate for 2006 was 5,928 tonnes greater than 2005. The total production of lead contained in concentrate in 2006, was 4,824 tonnes less compared with 2005 and was primarily due to lower grade.

Development crews were employed during the final quarter of 2006 in preparation for the planned production increase for 2007.

The production cash cost for the fourth quarter of 2006 increased by $0.08 per pound of payable zinc as compared with the third quarter of 2006 and increased by $0.30 per pound of payable zinc as compared with the fourth quarter of 2005. The increase in the cash cost was due mainly to increased smelter price participation charges that were due to increased prices for zinc.

As a result of the higher metal prices, sales increased by 161% during the fourth quarter of 2006 compared with the fourth quarter of 2005 and 130% for the year 2006 as compared with 2005.

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Storliden Mine
	Three months ended		Twelve months ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(100% OF PRODUCTION)	2006	2005	2006	2005
Ore milled (tonnes)	92,541	79,232	362,316	319,411
Grades per tonne
Copper (%)	2.5	3.9	3.2	3.7
Zinc (%)	6.8	9.9	8.5	10.9
Recoveries
Copper (%)	92	93	91	92
Zinc (%)	91	93	91	93
Production (metal contained)
Copper (tonnes)	2,153	2,835	10,642	10,839
Zinc (tonnes)	5,728	7,259	27,824	32,024
Sales	$27,301	$18,330	$114,323	$58,959
Zinc Cash Production Cost
(US$/payable pound)*	0.08	<0	<0	<0
* Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by-product credits.

Ownership

As of December 31, 2004 Lundin Mining held 74% of the shares of North Atlantic Natural Resources ("NAN"), which is the owner of the Storliden Mine. During the first quarter of 2005 the Company acquired an additional 24% of the shares of NAN and initiated corporate procedures for the compulsory purchase of the remaining shares in NAN. As of June 30, 2006 Lundin Mining controlled 100% of the shares of NAN.

In order to provide comparable data, production figures are presented at the mine level for all periods, including those that ended prior to the date the Company acquired a 100% interest in the mine.

Production

Tonnes of ore milled during the fourth quarter of 2006 was 16.8% greater than in the fourth quarter of 2005. Tonnes of ore milled in 2006, was 362,316 tonnes and was well above the 319,411 tonnes of ore milled in 2005.

Zinc and copper mill head grades, during the fourth quarter of 2006, were lower than for the fourth quarter of 2005 as management elected to lower the cut-off grades to extend the life of the mine as a result of the higher metal prices. Grades for zinc and copper for the remaining life of mine production are expected to be at this lower level.

The zinc cash costs for Storliden during the fourth quarter of 2006 continued to be low due to the byproduct credits from copper.

The closure of the mine is currently scheduled for the latter part of the third quarter 2007. Total costs for the closure of the operations are expected to be less than $400,000. The obligation has been provided for.

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Galmoy Mine
	Three months ended		Twelve months ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(100% OF PRODUCTION)	2006	2005	2006	2005
Ore milled (tonnes)	160,030	169,727	616,536	644,058
Grades per tonne
Zinc (%)	10.3	14.8	11.8	13.7
Lead (%)	2.5	3.7	3.2	4.0
Recoveries
Zinc (%)	82	84	83	84
Lead (%)	69	72	67	68
Production (metal contained)
Zinc (tonnes)	13,473	21,211	60,055	74,321
Lead (tonnes)	2,798	4,554	13,256	17,284
Sales	$37,264	$22,321	$119,223	$68,289
Zinc Cash Production Cost
(US$/payable pound)*	1.24	0.47	0.90	0.46
* Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by-product credits.

Ownership

Lundin Mining and ARCON, the previous owner of the Galmoy mine, completed a merger during the second quarter of 2005 and ARCON was consolidated into the financial statements of Lundin Mining effective May 1, 2005.

In order to provide comparable data, production figures and sales are presented at the mine level for all periods, including those that ended prior to the Company acquiring the mine.

Production

Tonnes of ore milled during the fourth quarter of 2006, were 9,697 tonnes less than milled ore during the fourth quarter of 2005 primarily due to a lack of backfill resulting from the low mechanical availability of the backfill plant. The mechanical issues with the backfill plant were rectified in the quarter and the plant was returned to normal operations. Management also lowered the cutoff grade for mining, as a result of the higher prices and ore outside the average grade of the deposit was mined during the last quarter of 2006 to extend the economic mine life. Ore mined during the fourth quarter of 2005 was from areas of higher than the average grade of the deposit and thus distorted the quarterly comparison.

Zinc recovery in the plant, at 82%, was 2 percentage points below the comparable period in 2005. This drop in recovery was expected due to the mining program.

Froth washing of the zinc concentrate has been tested with positive results and produced a lower magnesium oxide (MgO) content in the concentrate. Other modifications to the zinc circuit will be tested during the first quarter of 2007.

Lead recovery in the plant was 69% during the quarter as compared to 72% for the same quarter in 2005. The lower recovery is attributable to the processing of lower than mine reserve grade ore; nonetheless the recovery was slightly above expectation. The expansion to the lead circuit was completed during the quarter and the quality/recovery improvements resulting from the circuit changes will be recognized in the first quarter of 2007.

The cash production costs at Galmoy, for the fourth quarter of 2006, increased to $1.24 per pound and was primarily due to the lower metal production and the increased smelter treatment charges. The increased smelter treatment charges were due to the price participation element of the smelter treatment charges and the higher zinc prices.

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Project Highlights, Fourth Quarter 2006

Ozernoe

During the fourth quarter of 2006, the Company completed the Ozernoe transaction with IFC Metropol/East Siberian Metals and commenced managing the project. Key personnel were hired and put in place at the site and a Project Committee with project partners was also established during the quarter. Management solicited and received bids from engineering firms for the bankable feasibility study, which is planned to commence during the second quarter 2007. The final purchase price is subject to an adjustment based on recoverable zinc metal from the JORC Code resources confirmed in the bankable feasibility study.

Resource verification and ore definition drill program was completed in the fourth quarter of 2006 and the results broadly confirmed the Soviet-age resource data with no evidence of errors. Deviations from the historical results have been adequately explained by geological variability of the deposit. Final design of an Infill Drill Program of Ozernoe was completed in the fourth quarter and has begun.

At full production the plant in Ozernoe is planned according to the pre-feasibility study, to annually produce 300,000 – 350,000 tonnes of contained zinc and significant volumes of lead.

Aljustrel

During the fourth quarter of 2006, the definition drilling on the Moinho deposit was completed. The drill results have allowed for an upgrading of indicated resources to the measured category, providing a greater level of confidence for detailed production design. Driving of the access ramps continued during the quarter with satisfactory advance being made and preparations were made for the drilling of the slick and fuel lines into the mine. Additional mine development work was conducted in the Moinho zone and for conveyor gallery service accesses. Work was also initiated on the conveying systems and the production hoisting system. The development ramp to the Feitais deposit started in September advanced 379 metres in the fourth quarter.

In the plant, redundant equipment and infrastructure was removed and/or replaced and the new surface crushing plant and grinding mills were purchased. Work commenced on surface with the preparation of the area for the new 60kV substation. General office and staff accommodation, as well as camp areas for the workers, were well underway and general progress made was on schedule.

The project is on schedule for a startup in September 2007 and is planned to reach full production in September 2008. The mine will produce, on an annual basis, 80,000 tonnes of contained zinc, 17,000 tonnes of contained lead and 1.25 million ounces of silver.

Exploration Highlights, Fourth Quarter 2006

Sweden

Norrliden and Copperstone

Drilling of geophysical-geological targets in the Copperstone area resulted in the discovery of significant new copper mineralized alteration zones. These zones are in felsic volcanics that are interpreted as being proximal to feeder centres where massive sulphide accumulations, such as Storliden, are known to form. Unusually warm winter conditions and a lack of drill rigs delayed the drill-testing of the most prospective new targets, Lill Sandberget and Eliasro, where copper-zinc-bearing exhalative and feeder-related sulphide mineralization was intersected as previously reported.

A mining permit for the Norrliden deposit was obtained during the quarter and an internal feasibility study is underway. Results of the review are expected before the end of the second quarter 2007.

Bergslagen

Encouraging mineralization was intersected at the Bergslagen regional greenfields target of Lilla Krigstjärn in southern Sweden, north of the Zinkgruvan mine. A drill hole intersected 37 metres of low grade mineralization with the best interval grading 0.1% copper per tonne , 0.75% zinc per tonne, 1.2% lead per tonne and 15 ppm of silver per tonne over 8.7 metres. A Zinkgruvan-type Zn-Pb-Ag deposit is the target.

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Ireland

Near-mine exploration Galmoy

A total of 5,679 metres in 37 holes were drilled in the Galmoy area in the fourth quarter of 2006. Of these, 35 holes totaling 4,625 metres, were drilled in the vicinity of the mine. The remaining 2 holes, totaling 1,054 metres, were drilled at the Rapla greenfields target located 5 km to the northeast.

Encouraging minor zinc-lead sulphide mineralization was intersected at the Galmoy Mine ore horizon in nine of the holes drilled in the area west of the K ore body and in two of the holes drilled in the area east of the CW ore body. Pyrite mineralization, which is commonly associated with the zinc-lead mineralization, was found within the basal host formation in eight of the holes drilled in the area north of the tailings impoundment area with minor zinc-lead mineralization intersected in one of these holes.

Greenfield exploration Galmoy

Drilling planned for the Keel project was delayed due to the lack of qualified drillers and drill rigs.

Portugal

During the fourth quarter of 2006, a total of 7,307 metres of exploration drilling was carried out in Portugal. Efforts focused on delineation of the Lombador deposit at Neves-Corvo. Drill result highlights include intercepts of 4 metres (1,079 to 1,083 metres in downhole depth) grading 2.62% copper per tonne and 45.7 metres (1,076 to 1,212 metres in downhole depth) grading 0.43% copper per tonne, 1.51% lead per tonne and 4.44% zinc per tonne.

At the Chança prospect located on the Mertola concession near the Spanish border, two holes were successful in intersecting wide zones of intense pyrite and chalcopyrite stockwork veining. This drilling confirmed the presence of a very large and intense stockwork zone cross-cutting a thick sequence of volcanics.

Spain

Final preparation and permitting work was being carried out in the fourth quarter of 2006 at the Toral zinc-lead-silver project in northwest Spain. It is anticipated that the final demarcation of the license, awarded to Lundin Mining in the second quarter of 2006, will be completed in February 2007 with the start-up of exploration drilling shortly thereafter.

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Metal prices and smelter treatment and refining charges

Compared with the fourth quarter of 2005, prices for zinc, copper and lead increased considerably. A reduction in inventory levels of zinc on the London Metal Exchange ("LME"), seen during 2005 and during the first three quarters of 2006, continued in the last quarter of 2006. As of February 21, 2007 the LME zinc inventory is reported to be 97,000 tonnes, or approximately three days of global consumption, compared to 393,550 tonnes at the end of 2005 or approximately two weeks of global consumption. Currently the price of zinc has decreased since the beginning of 2007 and the general opinion is that the decrease is due to a re-weighting of index funds and profit taking. Zinc is currently trading at about $3,305/tonne ($1.50/pound). The price of copper has exhibited the same pattern as zinc and increased significantly compared to 2005. However, over 2006 the LME copper inventory has increased due to slower demand. The LME inventory for copper at the end of the fourth quarter 2006 was 190,575 tonnes compared with 92,225 tonnes at the end of 2005. The price of copper as of February 21, 2007 is trading at approximately $5,680/tonne ($2.57/pound). The price of lead remained strong over the fourth quarter of 2006 and ended the quarter considerably higher than at the end of 2005. The LME inventory of lead closed at 41,050 tonnes at the end of the fourth quarter 2006 compared with 43,600 tonnes at the end of 2005. The price of lead also trended down since the beginning of 2007 and is currently trading at $1,870/tonne ($0.85/pound).

		Fourth	Fourth		Year	Year
		quarter	quarter	Change	ended	ended	Change
(Average LME / LBM)		2006	2005	%	2006	2005	%

Zinc	US$/pound	1.91	0.74	156	1.49	0.63	137
	US$/tonne	4,203	1,639	156	3,275	1,381	137

Lead	US$/pound	0.74	0.48	55	0.59	0.44	32
	US$/tonne	1,627	1,048	55	1,290	976	32

Copper	US$/pound	3.21	1.95	64	3.05	1.67	83
	US$/tonne	7,068	4,300	64	6,722	3,678	83

Silver	US$/oz	12.62	8.06	57	11.57	7.31	58

The spot treatment charges ("TC") for zinc concentrates gradually increased over the fourth quarter of 2006, but remain considerably lower than the annual TC agreed for 2006. However an improvement of the TC, which is in favour of the miners is expected. The Company expects an improvement in favour of the miners in the price sharing mechanism as compared to 2006.

The TC annual negotiations for copper concentrates are ongoing and the terms are improving for the miners. The combined annual treatment and refining charges for copper in 2006 were US$0.24/pound and for 2007 are expected to be approximately $0.155/pound. Furthermore, it is expected that the price participation mechanism will also improve in favour of the miners.

No change is expected in the TC for lead concentrate between 2006 and 2007.

Outlook

The outlook for metal prices for 2007 is mixed. The low LME inventory for zinc and lead, and the growth in demand for these metals, particularly from Asia, is expected to continue and the Company anticipates the zinc and lead prices to remain at high levels during 2007. The demand for copper has slowed and the LME inventory has increased The Company expects that the fundamentals for copper will not be as strong as the fundamentals for zinc going forward in 2007. Nonetheless, the Company expects the price of copper to stay at historically high levels throughout the year.

The Company expects its operational performances in all of its mines to improve during 2007 compared with 2006. As well, overall production of contained zinc metal will increase with the addition of the Aljustrel zinc production in September and the increased output from Neves-Corvo and Zinkgruvan.

It should be noted that the price of silver for all silver production from Zinkgruvan going forward has been fixed by the 2004 silver sale transaction with Silver Wheaton whereby Zinkgruvan receives $3.90 per ounce or the market price if the market price of silver is less than $3.90 per ounce. The up-front cash payment received from Silver Wheaton in December 2004 has been deferred on the balance sheet and is realized on the statement of operations when the actual deliveries of silver occur.

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Currencies
	Fourth	Fourth		Year
	quarter	quarter	Change	ended	Year ended	Change
(Average)	2006	2005	%	2006	2005	%
SEK per US$	7.08	7.97	-11	7.38	7.47	-1
SEK per C$	6.22	6.79	-8	6.50	6.17	+5
C$ per US$	1.14	1.17	-3	1.13	1.21	-6
US$ per Euro	1.29	1.19	+8	1.26	1.25	+1

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Liquidity and capital resources

Working capital, including cash and short term financial debt

As at December 31, 2006, the Company had working capital of $302.3 million compared to working capital of $167.6 million as at September 30, 2006 and $63.8 million as at December 31, 2005. Cash was $402.2 million as at December 31, 2006 compared to $176.5 million as at September 30, 2006 and $74.4 million as at December 31, 2005. The increase in the working capital was primarily due to the working capital acquired from EuroZinc and the positive cash flow generated from operations. Increased short-term tax liabilities due to taxable income generated has partially offset the increase in working capital.

Accounts receivable

Accounts receivable was $96.4 million as at December 31, 2006 compared to $40.3 million as at September 30, 2006 and $20.2 million as at December 31, 2005. The increase over September 30, 2006 was due to the inclusion of accounts receivable from the Portuguese operations of $56.9 million. Higher metal prices also impacted the accounts receivables compared to December 31, 2005.

Current liabilities

Current liabilities increased to $224.1 million as at December 31, 2006 compared to $61.3 million at September 30, 2006 and $41.8 million at December 31, 2005. This increase was due primarily to $147.5 million of current liabilities assumed in the EuroZinc acquisition. Included in current liabilities is an income tax liability of $80.5 million, which increased by $67.1 million over the same period in 2005. This increase was due primarily to a $35.0 million income tax liability from the EuroZinc acquisition and higher taxable income for 2006 at the Neves-Corvo, Zinkgruvan and Storliden mines. The Company expects to pay $80.5 million of taxes during 2007 for income generated in 2006.

Long-term liabilities and provisions

Long-term liabilities and provisions consist of a long-term loan and capital lease obligations assumed in the EuroZinc acquisition, deferred revenue, asset retirement obligation and future income taxes. The future income tax liability increased to $250.7 million primarily as a result of the acquisitions of EuroZinc and the Ozernoe project. The asset retirement obligations have increased due to the inclusion of the Neves-Corvo mine.

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Hedging of metal prices and currencies

Lundin Mining had entered into the following metal hedging contracts as at December 31, 2006:

Lead		2007	2008	2009	2010 / 2011	Total
Zinkgruvan
and Galmoy	Volume (tonnes)	14,400	-	-	-	14,400

Bought Put	US$/pound	0.49				0.49
Options	US$/tonne	1,082				1,082

Sold Call	US$/pound	0.57				0.57
Options	US$/tonne	1,250				1,250

Lead		2007	2008	2009	2010 / 2111	Total
Aljustrel
Forward sales	Volume (tonnes)	2,250	4,500	-	-	6,750

	US$/pound	0.54	0.54			0.54
	US$/tonne	1,198	1,198			1,198

Copper		2007	2008	2009	2010 / 2111	Total
Neves Corvo
Bought put	Volume (tonnes)	52,704	-	-	-	52,704
options

	US$/pound	0.85				0.85
	US$/tonne	1,869				1,869

Sold call	Volume (tonnes)	9,900	-	-	-	9,900
options
	US$/pound	4.00				4.00
	US$/tonne	8,818				8,818

Forward sales	Volume (tonnes)	8,400	-	-	-	8,400
	US$/pound	3.00				3.00
	US$/tonne	6,614				6,614

Zinc		2007	2008	2009	2010 / 2111	Total
Aljustrel
Forward sales	Volume (tonnes)	1,200	2,400	-	-	3,600
	US$/pound	1.22	1.22			1.22
	US$/tonne	2,701	2,701			2,701

Silver		2007	2008	2009	2010 / 2111	Total
Aljustrel
Forward sales	Volume (ounces)	39,852	95,460	117,072	330,720	583,104
	$/oz	11.60	11.60	11.60	11.60	11.60

US Currency		2007	2008	2009	2010 / 2111	Total
Neves Corvo
Forward sales	Volume (000’s)	192,000	-	-	-	192,000
	US$/Euro	1.2907				1.2907

US Currency		2007	2008	2009	2010 / 2111	Total
Neves Corvo
Structured	Volume (000’s)
contracts	Min	85,000				85,000
	Max	135,500	-	-	-	135,500
	US$/Euro
	Min strike	1.18				1.18
	Max strike	1.30				1.30

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The mark-to-market valuation of the outstanding contracts resulted in an unrealized loss for accounting purposes of $2.9 million as of December 31, 2006.

Major contractual obligations

The Company has agreed to deliver all future production of silver from Zinkgruvan to Silver Wheaton Corporation, with a delivery guarantee of a minimum of 40 million ounces of silver over a 25-year period. If at the end of the 25-year period, the Company has not delivered the minimum of 40 million ounces, it has agreed to pay to Silver Wheaton $1.00 per ounce of silver not delivered.

The Storliden mine was developed by, and is being operated pursuant to an agreement with, Boliden Mineral AB ("Boliden"). The Company’s subsidiary, North Atlantic Natural Resources, ("NAN"), is the operator of the mine and Boliden is the main contractor of the mine. Ore is processed at the Boliden Area Operations mill. After all costs of the operation are paid, the remaining cash flow is shared in the ratio two-thirds/one-third to NAN and Boliden respectively. The fee charged by Boliden for mining at Storliden is cost plus 15%. For one-fifth of the Storliden deposit, NAN pays a 1.5% annual royalty on the Net Smelter Return to Cogema SA.

During 2006, a major Swedish bank issued a bank guarantee of SEK 80 million (approx. $10.9 million) related to the future reclamation costs at Zinkgruvan. The beneficiary of the guarantee are the Swedish authorities. Lundin Mining agreed to indemnify the Swedish bank for the corresponding amount of the guarantee.

Related party transactions

The Company has transactions with related parties that are disclosed in Note 5 of the interim consolidated financial statements.

Outstanding share data

As at February 21, 2007, the Company had 285,493,989 common shares outstanding and 3,753,201 share options outstanding under its stock-based incentive plans.

Risks

The Company’s properties/operations are subject to certain risks including, but not limited to, government regulations relating to mining, metal prices and currency rate fluctuations, competition, receipts of permits and approval from government authorities, operating hazards and other risks inherent to the exploration, development and operation of a mine. The Company’s risk factors are more fully described in the Company’s Annual Information Form.

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Cautionary note regarding forward-looking statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set out above.

Non-GAAP Performance Measures

Zinc and copper Cash Production Cost (US$/pound) are key performance measure that management uses to monitor performance. Management uses these statistics to assess how well the Company’s producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations. These performance measures have no meaning within Canadian Generally Accepted Accounting Principles ("GAAP") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The following table presents the calculation of Zinc and Copper Cash Production Costs (US$/pound) for each of the Company’s operations for the periods indicated.

Reconciliation of unit cash costs of zinc and copper to consolidated statements of operations
Thousands of US dollars, except zinc and copper cash production cost per pound

	Three Months Ended			Twelve Months Ended
	Dec 31, 2006			Dec 31, 2006
	Zinkgruvan	Storliden	Galmoy	Zinkgruvan	Storliden	Galmoy
Operating expenses, excluding depreciation	8,378	13,859	15,333	39,132	53,153	54,376
Treatment charges for zinc	24,421	6,264	18,973	75,241	23,206	58,356
By-product credits	(9,907)	(12,149)	(2,523)	(36,578)	(59,455)	(11,545)
Other items effecting cash production costs	421	(7,087)	192	(972)	(30,930)	(348)
Total	23,313	887	31,975	76,823	(14,026)	100,839
Zinc metal payable (tonnes)	16,791	4,855	11,715	64,522	23,639	51,061
Zinc metal payable (000’s pounds)	37,008	10,700	25,819	142,207	52,100	112,538
Zinc cash production cost per pound *	0.63	0.08	1.24	0.54	(0.27)	0.90
* of which treatment charges for zinc comprise	0.66	0.59	0.73	0.53	0.45	0.52

	Three Months Ended			Twelve Months Ended
	Dec 31, 2005			Dec 31, 2005
	Zinkgruvan	Storliden	Galmoy	Zinkgruvan	Storliden	Galmoy
Operating expenses, excluding depreciation	8,844	9,203	12,173	35,794	31,930	30,897
Operating expenses prior to merger with Lundin Mining						14,395
Treatment charges for zinc	8,159	3,921	10,610	27,215	13,629	30,263
Bi-product credits	(7,822)	(10,743)	(2,559)	(33,115)	(33,470)	(10,312)
Other items effecting cash production costs	1,025	(4,339)	(1,601)	5,438	(12,739)	(1,343)
Total	10,206	(1,958)	18,623	35,332	(650)	63,900
Zinc metal payable (000’s pounds)	31,011	13,600	39,350	131,138	60,000	138,511
Zinc cash production cost per pound	0.33	(0.14)	0.47	0.27	(0.01)	0.46

	Three Months Ended	Twelve Months Ended
	Dec 31, 2006	Dec 31, 2006

Copper	Neves-Corvo	Neves-Corvo
Operating expenses, excluding depreciation	72,623	72,623
Operating expenses, prior to Somincor acquisition	9,486	128,531
Treatment charges for copper	9,378	9,378
By-product credits	(16,584)	(16,584)
Other items effecting cash production costs	(46,652)	(46,652)
Total	28,251	147,296

Copper metal payable (tonnes)	18,625	85,440
Copper metal payable (000’s pounds)	41,061	188,363
Copper cash production cost per pound	0.69	0.78

* of which treatment charges for copper comprise	0.23	0.05

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Lundin Mining Corporation
 INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited)

		As at December 31,	As at December 31,
Thousands of US dollars	Notes	2006	2005
ASSETS
Current assets
Cash		$402,170	$74,409
Accounts receivable		96,435	20,231
Inventories		24,723	9,609
Prepaid expenses		3,125	1,340
		526,453	105,589
Fixed assets
Long term receivables		971	589
Restricted cash		31,710	4,532
Investments		25,882	3,349
Goodwill		517,559	-
Properties, plant and equipment		1,710,041	288,217
Future income tax assets		12,149
Deferred financing costs and other assets		4,835	1,785
		2,303,147	298,472
		$2,829,600	$404,061

LIABILITIES
Current liabilities
Accounts payable		$41,845	$10,453
Accrued liabilities		98,498	15,369
Income taxes payable		80,530	13,434
Current portion of deferred revenue		3,264	2,509
		224,137	41,765
Long-term liabilities
Long-term debt		36,577	-
Capital leases and other liabilities		6,761	1,547
		43,338	1,547
Provisions
Deferred revenue	3	61,066	55,667
Provisions for pension		20,306	12,111
Asset retirement obligations and other provisions		100,253	16,093
Future income tax liabilities		250,732	31,735
		432,357	115,606

NON-CONTROLLING INTEREST		-	627

SHAREHOLDERS’ EQUITY
Share capital	4	1,890,275	243,305
Contributed surplus		8,887	1,357
Retained earnings		178,202	25,253
Cumulative translation adjustments		52,404	(25,399)
		2,129,768	244,516
		$2,829,600	$404,061

See accompanying notes

Approved by the Board:

/s/ Lukas H. Lundin	/s/ Dale Peniuk
Lukas H. Lundin	Dale Peniuk

20 (32)

Lundin Mining Corporation
 INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three months	Three months	Year ended	Year ended
Thousands of US dollars	ended Dec 31,	ended Dec 31,	December 31,	December 31,
(except per share amounts)	2006	2005	2006	2005

Sales	$236,072	63,820	539,729	192,073
Cost of sales	(109,382)	(30,309)	(219,088)	(98,710)
Accretion of asset retirement obligations	(1,284)	-	(1,284)	-
Depreciation, depletion and amortization	(32,936)	(15,687)	(74,991)	(51,999)

Gross margin	92,470	17,824	244,366	41,364

Expenses
Exploration	(4,505)	(2,606)	(9,857)	(7,146)
Selling, general and administration	(6,027)	(2,116)	(14,477)	(8,976)
Stock based compensation	(2,812)	(1,239)	(4,955)	(1,887)
	(13,344)	(5,961)	(29,289)	(18,009)
Other income/expenses
Interest and other income	5,307	713	8,330	1,465
Interest and bank charges	(1,412)	(305)	(1,646)	(511)
Foreign exchange gains/(losses)	(14,215)	3,078	(16,907)	4,041
Income (loss) on derivatives	15,284	(2,095)	420	(2,095)
	4,964	1,391	(9,803)	2,900

Income before undernoted	84,090	13,254	205,274	26,255

Gain on sale of investments	-	6,609	-	17,810

Income before income taxes
and non-controlling interest	84,090	19,863	205,274	44,065

Income taxes	(20,498)	(5,551)	(52,142)	(13,291)
Non-controlling interest	(2)	(91)	(183)	(811)

Net income for the period	$63,590	14,221	152,949	29,963

Retained earnings (deficit) beginning of period	114,612	11,032	25,253	(4,710)
Net income	63,590	14,221	152,949	29,963
Retained earnings end of period	$178,202	25,253	178,202	25,253

Basic earnings per share	$0.28	0.12	1.02	0.26

Diluted earnings per share	$0.27	0.12	1.01	0.26

Basic weighted average number of shares outstanding	229,890,861	121,886,583	149,439,546	115,249,458

Diluted weighted average number of shares outstanding	231,724,899	122,175,768	151,152,105	115,975,563

See accompanying notes

All figures related to shares and per share data are calculated as if the three-for-one stock split effective February 8, 2007 occurred at the beginning of the first period presented (note 4(a)).

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Lundin Mining Corporation
 INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited)

				Cumulative
		Contributed	Retained	translation
Thousands of US dollars	Share capital	surplus	earnings	adjustments	Total

As at December 31, 2005	$243,305	1,357	25,253	(25,399)	244,516

Stock based compensation		243			243
Translation adjustments for the period				2,289	2,289
Net income for the period			21,461		21,461
As at March 31, 2006	$243,305	1,600	46,714	(23,110)	268,509

Stock based compensation		203			203
Exercise of stock options	661				661
Transfer of contributed surplus
on exercise of stock options	143	(143)			-
Translation adjustment for the period				10,666	10,666
Net income for the period			37,161		37,161
As at June 30, 2006	$244,109	1,660	83,875	(12,444)	317,200

Stock based compensation		29			29
Exercise of stock options	1,228				1,228
Transfer of contributed surplus					-
on exercise of stock options	402	(402)			-
Translation adjustment for the period				1,120	1,120
Net income for the period			30,737		30,737
As at September 30, 2006	$245,739	1,287	114,612	(11,324)	350,314

Shares issued to acquire shares of
EuroZinc Mining (note 2(c))	1,632,738				1,632,738
Stock based compensation		13,143			13,143
Exercise of stock options	4,431				4,431
Transfer of contributed surplus					-
on exercise of stock options	5,543	(5,543)			-
Transfer of stock appreciation rights
on exercise of stock options	1,824				1,824
Translation adjustment for the period				63,728	63,728
Net income for the period			63,590		63,590
As at December 31, 2006	$1,890,275	8,887	178,202	52,404	2,129,768

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Lundin Mining Corporation
 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months	Three months	Twelve months	Twelve months
	ended Dec 31,	ended Dec 31,	ended Dec 31,	ended Dec 31,
Thousands of US dollars	2006	2005	2006	2005
Cash flow from operating activities
Net income for the period	$63,590	$14,221	$152,949	$29,963
Add/(deduct) non-cash items
Amortization of deferred revenue	(946)	(967)	(3,093)	(3,083)
Depreciation and amortization	32,937	15,687	74,991	51,999
Stock based compensation	1,906	1,239	2,381	1,090
Loss (gain) on asset dispositions	(94)	(6,610)	(9)	(17,810)
Future income taxes	(7,059)	(8,324)	1,851	(769)
Provisions for pensions and other	(271)	337	241	902
Unrealised loss (gain) on derivatives	(32,186)	1,940	(26,354)	1,940
Other non-cash items	13,216	-	13,461	-
Net changes in non-cash working capital items	39,628	15,674	30,803	2,433
Total cash-flow from operating activities	110,721	33,197	247,221	66,665

Cash flow from (used in) financing activities
Common shares issued	3,886	1,012	6,320	1,365
Put premium payments	(1,630)	-	(1,630)	-
Repayment of debt	(1,729)	(23,018)	(1,874)	(40,514)
Proceeds from loan facility	1,068	-	1,068	23,018
Total cash-flow from (used in)
financing activities	1,595	(22,006)	3,884	(16,131)

Cash flow from (used in) investing activities
Acquisitions, net of cash acquired	236,249	(4,373)	234,284	(70,849)
Mining properties and related expenditures	(131,569)	(8,763)	(151,349)	(17,957)
Securities held as investments	2,267	(1,682)	(20,696)	(4,294)
Proceeds on asset dispositions	1,467	11,866	1,599	37,080
Total cash-flow from (used in) investing activities	108,414	(2,952)	63,838	(56,020)

Impact of foreign exchange on cash balances	4,971	(1,118)	12,818	(6,785)

Increase / (decrease) in cash	225,701	7,121	327,761	(12,271)

Cash, beginning of period	176,469	67,288	74,409	86,680

Cash, end of period	$402,170	$74,409	$402,170	$74,409

Supplementary information regarding non-cash transactions
FINANCING AND INVESTING ACTIVITIES
Common shares issued for acquisition of NAN/Arcon	$-	$-	$-	$71,074
Common shares issued for acquisition of EuroZinc Mining	1,632,738	-	1,632,738	-
Stock options, including stock appreciation rights,
granted on acquisition of Eurozinc	22,722	-	22,722	-
Equipment acquired through capital lease	-	-	-	1,547
	$1,655,460	$-	$1,655,460	$72,621

OTHER SUPPLEMENTARY INFORMATION
Interest paid	$2,113	$305	$3.392	$417
Taxes paid	$8,672	$-	$22,232	$3,219

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Lundin Mining Corporation
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005 (Unaudited)
(In United States dollars)

1.      Basis of Presentation

The unaudited interim consolidated financial statements of Lundin Mining Corporation (the "Company" or "Lundin Mining") are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 2 to the Company’s consolidated financial statements for the year ended December 31, 2005.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company’s 2005 annual audited consolidated financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Certain of the 2005 figures have been classified to conform to the 2006 presentation.

2.      Acquisitions

(a)    North Atlantic Natural Resources AB

On December 30, 2004, the Company acquired all of Boliden Mineral AB’s ("Boliden’s") 11,537,000 shares in NAN, representing 36.9% of the outstanding shares and votes. The consideration for all of Boliden’s NAN shares amounts to 2,176,800 newly issued Lundin Mining shares, representing 6.5% of the shares and votes in Lundin Mining on an undiluted basis. Applying the market price on the Toronto Stock Exchange for Lundin Mining’s shares of C$10.40 (SEK 56.32), the total consideration for all of Boliden’s NAN shares was C$22,638,720 (approximately $18.4 million).

Prior to the acquisition of Boliden’s NAN shares, Lundin Mining held 11,580,000 shares in NAN, representing 37.1% of the shares and votes. Following the acquisition, Lundin Mining held 23,117,000 shares in NAN, representing 74.0% of the shares. A public offer (the "Offer") in line with the Swedish Industry and Commerce Stock Exchange Committee’s (Näringslivets Börskommitté (NBK)) mandatory bid rules was made to all remaining NAN shareholders in February 2005. Shareholders holding 7,367,854 shares, representing 23.6% of the total number of shares and votes of NAN, accepted the Offer. Combined with the 23,117,000 shares held by the Company prior to the Offer, Lundin Mining held 30,484,854 shares in NAN, representing 97.6% of the total number of shares and votes. As consideration for the 23.6% the Company issued an additional 1,383,321 common shares at a price of C$13.25 (US$10.65) per share, being the average closing price of the Company’s shares on the Toronto Stock Exchange the two days before, the day of, and two days after the date of announcement.

As of September 30, 2006, Lundin Mining owned 31,240,710 shares in NAN which equals 100% of the outstanding shares. The remaining 2.4% of the shares were obtained through the Swedish corporate procedures for compulsory purchase during the second quarter of 2006. In order to achieve ownership of these shares Lundin Mining has provided the trustee in the arbitration proceedings with a bank guarantee in the amount of $2.0 million. The final purchase price per share was set at SEK 13.10 ($1.80) plus interest by the arbitration board and was paid in December 2006.

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The acquisition of the outstanding shares has been accounted for using the purchase method. The allocation of the fair value of the net assets acquired is as follows:

Purchase price:
Consideration paid with new shares	$33,420,000
Consideration paid in cash	2,071,000
Acquisition expenses paid in cash	2,419,000
$37,910,000
Net assets acquired:
Cash	$5,195,000
Other working capital, net	2,822,000
Mining properties	44,204,000
Property, plant and equipment	198,000
Future income tax liabilities	(6,778,000)
Other provisions	(300,000)
$45,341,000
Less:
Carrying value of prior investment in NAN	(7,431,000)
$37,910,000

(b)    ARCON International Resources Plc

On March 3, 2005, the Board of Lundin Mining and the Board of ARCON announced that they had reached an agreement in principle on the terms of a recommended merger of the two companies.

Lundin Mining offered (the "Merger Offer") to acquire all of the issued and to be issued ARCON shares on the following basis: $36.2198 cash (the "cash component") and 3.2196 Lundin Mining Swedish Depository Receipts ("SDRs") (the "share component") for every 100 ARCON shares.

The cash component represented a value of approximately $65.3 million and the share component represented a value of approximately $56.3 million. The combined value of the offer was $121.6 million. As consideration for the share component, the Company issued an additional 5,621,239 common shares at a price of C$12.53 (US$10.02) per share, being the average closing price of the Company’s shares on the Toronto Stock Exchange the two days before, the day of, and two days after the date of announcement.

On April 12, 2005, the Directors of Lundin Mining announced that all of the conditions of the Merger Offer had been satisfied or waived and, accordingly, the Merger Offer was declared unconditional in all respects. ARCON was consolidated in the financial statements of Lundin Mining as of May 1, 2005. The acquisition of ARCON has been accounted for using the purchase method. The allocation of the fair value of the net assets acquired is as follows:

Purchase price:
Cash paid	$65,277,000
Consideration paid with new shares	56,347,000
Acquisition expenses paid in cash	5,347,000
$126,971,000
Net assets acquired:
Cash	$2,251,000
Other working capital, net	(15,030,000)
Mining properties	135,657,000
Property, plant and equipment	17,773,000
Other long-term receivables	3,930,000
Other long-term liabilities	(9,492,000)
Other provisions	(8,118,000)
$126,971,000

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(c)    EuroZinc Mining Corporation

On August 21, 2006, Lundin Mining and EuroZinc Mining Corporation ("EuroZinc") announced a proposed transaction, whereby Lundin would acquire all of the issued and outstanding common shares of EuroZinc (the "Transaction") on a basis of 0.0952 Lundin Mining share and a cash payment of $0.0001 for every one EuroZinc share. Special shareholders’ meetings were held on October 19, 2006. The shareholders of both Lundin and EuroZinc voted in favour of the Transaction with the effective date of October 31, 2006.

Upon completion of the Transaction the former EuroZinc shareholders owned approximately 56.7% and Lundin shareholders owned approximately 43.3% of the issued and outstanding shares of the Company, respectively, on a non-diluted basis. In addition, each EuroZinc stock option, which gave the holder the right to acquire common shares of EuroZinc, was exchanged for stock options of Lundin, giving the holder the right to acquire common shares of Lundin on the same basis as the exchange of EuroZinc common shares for Lundin common shares.

This business combination has been accounted for as a purchase transaction, with Lundin Mining being identified as the acquirer and EuroZinc as the acquiree in accordance with CICA Handbook Section 1581 "Business Combinations". These consolidated financial statements include 100% of EuroZinc’s operating results for the last two months ending December 31, 2006.

The allocation of the purchase price of the shares of EuroZinc is summarized in the following table.

Purchase price:
Cash paid	$50,000
Consideration paid with new shares	1,632,738,000
Acquisition expenses paid in cash	12,852,000
Stock options issued	12,127,000
Stock appreciation rights	10,595,000
1,668,362,000
Less: Cash and cash equivalent acquired	(243,649,000)
$1,424,713,000
Fair value of Net assets acquired:
Restricted cash	$4,007,000
Other non-cash operating working capital	104,053,000
Mineral properties	956,350,000
Property, plant and equipment	288,159,000
Other long-term assets	24,139,000
Current liabilities	(138,785,000)
Other liabilities	(69,247,000)
Reclamation and closure cost obligations	(66,893,000)
Future income tax liability	(178,317,000)
Net identifiable assets	923,466,000
Residual purchase price allocated to
goodwill	501,247,000
$1,424,713,000

A total of 160.8 million Lundin shares were issued to acquire a 100% interest in the shares of EuroZinc at a price of $11.36 per share. This issue price is the average share price two-days before, the day of and two days after the date of announcement, August 21, 2006. There were a total of 3.8 million stock options issued in exchange for EuroZinc stock options and 2.6 million of these options were valued using the Black-Scholes option pricing model.

The remaining 1.2 million stock options have the attributes of stock appreciation rights ("SAR"), which can be settled by cash at the option of the holders. Accordingly, these SARs have a fair value of $10.6 million at October 31, 2006 and any outstanding SAR at the end of each reporting period will be revalued based on the Company’s period end closing share price.

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For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of the assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time of acquisition as well as additional information obtained during the preparation of these consolidated financial statements. This process was performed in accordance with recent accounting pronouncements relating to "Mining Assets and Business Combinations" (CICA Emerging Issues Committee Abstract 152). The amount allocated to goodwill is not deductible for tax purposes.

The preliminary fair values allocated to the assets and liabilities were based on a independent valuation report and may be subject to change once the valuation report is complete.

3.     Agreement with Silver Wheaton Corporation

On December 8, 2004, the Company entered into an agreement with Silver Wheaton Corporation ("Silver Wheaton") whereby the Company agreed to sell all of its silver production from the Zinkgruvan mine in Sweden to Silver Wheaton in consideration for an upfront cash payment of $50 million (C$60.6 million), 6 million (post-consolidation) Silver Wheaton shares and 30 million Silver Wheaton share purchase warrants with an aggregate fair value of $22.8 million, plus a per ounce payment at a price equal to the lesser of (a) $3.90 (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver.

During 2005 Zinkgruvan sold all of the shares and warrants in Silver Wheaton for net proceeds of approximately $37.1 million and a profit before tax of approximately $17.8 million.

The Company has agreed to deliver all silver produced from Zinkgruvan over the life of mine with a minimum of 40 million ounces of silver to be delivered to Silver Wheaton over a 25-year period. If at the end of the 25-year period, the Company has not delivered the agreed 40 million ounces, it has agreed to pay to Silver Wheaton US$1.00 per ounce of silver not delivered.

The upfront cash payment of $50 million and the aggregate fair value of the shares and warrants of $22.8 million have been deferred in the balance sheet and are realized in the income statement when the actual deliveries of silver occur. The deferred per ounce amount which is realized in the income statement is based on deliveries of 40 million ounces and equals approximately $1.65 per ounce of silver delivered. Total revenue from silver currently equals approximately $5.55 per ounce, including $3.90 per ounce which is invoiced to Silver Wheaton upon delivery of silver.

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4.      Share capital

On February 8, 2007 a stock split of three-for-one, was implemented. The stock split was approved by the shareholder’s of the Company at a special meeting of the shareholder’s held on October 19, 2006 and subsequently approved by the Board of Directors on December 14, 2006. All shares are calculated as if the three-for-one stock split occurred at the beginning of the first period presented.

The authorized and issued share capital is as follows:

(a)      Authorized:

Unlimited number of common shares with no par value and one special share with no par value.

Shares issued and outstanding

	Number of	Amount
	shares	(US $’000)
Balance, December 31, 2005 and March 31, 2006	122,081,493	243,305
Exercise of options	202,500	661
Transfer of contributed surplus on exercise of stock options	-	143
Balance, June 30, 2006	122,283,993	244,109
Exercise of options	441,000	1,228
Transfer of contributed surplus on exercise of stock options	-	402
Balance, September 2006	122,724,993	245,739
Shares issued to acquire shares in Eurozinc	160,834,548	1,632,738
Exercise of options	1,240,524	4,431
Transfer of contributed surplus on exercise of stock options	-	5,543
Transfer of stock appreciation rights on exercise of
stock options	-	1,824
Balance, December 2006	284,800,065	1,890,275

(b)      Incentive stock options outstanding and held by directors, officers and employees of the Company are as follows:

		Weighted-Average
	Number of	Exercise Price
Options	Shares	(CAD $)
Outstanding at December 31, 2005	2,002,500	$3.76
Granted in 2006	4,140,870	$5.78
Exercised in 2006	(1,884,024)	$3.82
Outstanding at December 31, 2006	4,259,346	$5.16

During the twelve months ended December 31, 2006, the Company granted 4,140,870 incentive stock options to employees, officers and directors of the Company at a weighted average exercise price of CAD$5.78 per share and expiring between February 14, 2008 and October 10, 2011. The granted incentive stock options includes 3,780,870 which were issued to employees, officers and directors in EuroZinc in relation to the acquisition of EuroZinc.

The fair value was determined using the Black-Scholes option-pricing model based on the following assumptions: expected life of options between 0.5 and 2.0 years; risk free interest rates of 3.9% to 4.1%; expected stock price volatility of 36% to 43% and 0% dividend yield.

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At December 31, 2006, the Company has the following options outstanding:

			Weighted
			Average
		Number of	Remaining	Number of
		Options	Contractual	Options	Weighted Average
	Year of	Outstanding	Life	Exercisable	Exercise Price
Range of exercise prices (CAD$)	Expiry	(In thousands)	(Years)	(In thousands)	(CAD $)
$ 0.38 - $ 4.22	2007	795	0.58	795	$ 3.92
$ 7.39 - $12.49	2008	330	1.40	330	$ 10.49
$ 2.10 - $ 2.31	2009	303	2.66	303	$ 2.30
$ 2.87 - $ 3.33	2010	1,422	3.48	1,089	$ 2.48
$ 4.41 - $10.15	2011	1,410	4.42	948	$ 9.54
		4,260	3.03	3,465	$ 5.16

5.      Related party transactions

During the three months ended December 31, 2006 and December 31, 2005, charges from a company owned by the Chairman of the Company for management and administrative services were $45,000 and $45,000 respectively. For the twelve months period ended December 31, 2006 and December 31, 2005, the corresponding amounts were $180,000 and $177,400.

6.      Guarantees

During 2006, a major Swedish bank issued a bank guarantee of SEK 80 million (approx. $10.9 million) related to the future reclamation costs at Zinkgruvan. The beneficiary of the guarantee is the Swedish authorities. Lundin Mining has agreed to indemnify the Swedish bank for the corresponding amount of the guarantee.

7.      Segmented information

The Company is currently engaged in one operating segment, mining, exploration and development of mineral properties, primarily in Sweden, Portugal and in Ireland. Geographic segmented information is as follows:

	Three months ended		Twelve months ended
In thousands of United	December 31,	December 31,	December 31,	December 31,
States dollars	2006	2005	2006	2005
Sales
Sweden	$87,104	$41,499	$309,607	$144,443
Portugal	110,899	-	110,899	-
Ireland	38,069	22,321	119,223	47,630
	$236,072	$63,820	$539,729	$192,073

Total assets
Sweden			$303,869	$243,060
Portugal			2,152,939	-
Ireland			175,528	148,482
Russia			150,292	-
Canada			46,972	12,519
			$2,829,600	$404,061

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8.      Commitments The Ozernoe project

Lundin Mining announced, on June 29, 2006, that the Company had signed a letter of intent to acquire a 49% interest in the Russian Ozernoe zinc project from IFC Metropol. The Company finalized the acquisition in November 2006.

A joint venture company has been formed in which Lundin Mining holds a 49% interest and IFC Metropol a 51% interest. Activities of the joint venture company is subject of a shareholders agreement. The consideration for 49% interest was $125 million of which $115 million has been paid, of which a portion (approximately $10 million) is used to take the project towards a bankable feasibility study. The remaining $10 million is payable when the project goes into commercial production. The final purchase price is subject to adjustments based on recoverable zinc metal from a resource estimate classified and reported in compliance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code) confirmed by the bankable feasibility study.

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SUPPLEMENTARY INFORMATION (UNAUDITED)
Significant differences between Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and International Financial Reporting Standards ("IFRS")/ International Accounting Standards ("IAS").

The shares of Lundin Mining trade on the Toronto Stock Exchange, AMEX and the Stockholm Stock Exchange ("SSE"). Most companies that trade on the SSE are required to report according to IFRS/IAS. However, as a Canadian company, Lundin Mining is required to report according to Canadian GAAP. The Company has reviewed the differences between Canadian GAAP and IFRS/IAS and has identified the following items which would or may have a significant impact on the financial statements of Lundin Mining.

According to IFRS 3, future costs such as restructuring items, which are expected to occur subsequent to an acquisition, should not be provided for in the purchase price allocation. Instead, these costs should be realized in the income statement when the costs actually occur. However, according to Canadian GAAP, restructuring costs that are expected to occur as a result of an acquisition should be provided for in the purchase price allocation. Restructuring costs that arose during 2006, as a result of the merger with Eurozinc, in the amount of $7.0 million, have been provided for in the purchase price allocations.

According to Canadian GAAP, impairment test of assets should be carried out by comparing the future cash flows of the assets to their carrying values. Future cash flows are dependent on a number of assumptions, including, among other things, future metal prices, exchange rates and discount rates. According to Canadian GAAP, future cash flows should be based on undiscounted values. Lundin Mining believes that the future cash flows from the Company’s assets exceed their carrying values and, accordingly, no write downs are necessary. According to IAS 36, the future cash flows would be based on discounted values.

According to Canadian GAAP, the investments the Company holds in other companies should be valued at the lower of cost or fair market value. However, according to IAS 39, these investments would be recorded at fair market value. The fair market value, as at December 31, 2006, was $30.1 million, which exceeded the carried cost value by $4.8 million.

According to Canadian GAAP, when an asset is acquired other than in a business combination and the tax basis of that asset is less than its cost, the cost of future income taxes recognized at the time of acquisition is added to the cost of the asset. However, according to IFRS 12 the recognition of temporary differences that may arise on the initial recognition of an asset on a purchase of an asset in other than a business combination are not permitted. In connection with the acquisition of the Ozernoe project, the Company has recognized a future income tax liability of $34.9 million under Canadian GAAP.

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OTHER SUPPLEMENTARY INFORMATION

1.      List of directors and officers at February 22, 2007:

(a)    Directors:
Lukas H. Lundin, Chairman
Colin K. Benner, CEO and Vice Chairman
Brian D. Edgar
Dale C. Peniuk
David F. Mullen
Donald K. Charter
Graham Mascall
John H. Craig
William A. Rand
Tony O’Reilly Jnr.

(b)    Officers:
Colin K. Benner, CEO and Vice Chairman
Karl-Axel Waplan, President and Chief Operating Officer
Anders Haker, Vice President and Chief Financial Officer
Joâo Carrêlo, Executive Vice President Mining
Neil O’Brien, Vice President Exploration
Manfred Lindvall, Vice President Environment, Health and Safety
Mikael Schauman, Vice President Marketing
Kevin Hisko, Corporate Secretary

2.      Financial information

The report for the first quarter 2007 will be published on May 10, 2007.

3.     Other information

Address (Vancouver office):
Lundin Mining Corporation
Suite 2101
885 West Georgia Street
Vancouver B.C. V6C 3E8
Canada

Telephone: +1 604 689 7842
Fax: +1 604 689 4250

Address (Sweden office):
Lundin Mining AB
Hovslagargatan 5
SE-111 48 Stockholm
Sweden

Telephone: +46 8 545 074 70
Fax: +46 8 545 074 71

Website: www.lundinmining.com.

The corporate number of the Company is 306723-8.

For further information, please contact:

Colin K. Benner, Vice Chairman and CEO: +1-604-681-1337, cbenner@lundinmining.ca
Karl-Axel Waplan, President and COO: +46-705-10 42 39, ka.waplan@lundinmining.com
Anders Haker, Vice President and CFO: +46-708-10 85 59, anders.haker@lundinmining.com
Catarina Ihre, Manager, Investor relations: +46-706-07 92 63, catarina.ihre@lundinmining.com

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